February 4, 2011
Michael Clampitt
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
Form 10-K for the fiscal year ended December 31, 2009, filed February 18, 2010
Schedule 14A, filed February 26, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 001-34073
Dear Mr. Clampitt:
This letter is in response to your letter, dated December 20, 2010, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Schedule 14A filed on February 26, 2010, relating to our 2010 Annual Meeting which was held on April 22, 2010, and Form 10-Q filings for the quarterly periods ending March 31, 2010, June 30, 2010, and September 30, 2010. For your convenience, we have included your comments below and have keyed our responses accordingly.
In some of our responses, we have agreed to change or supplement the disclosures in our future filings. While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.
Form 10-K for the Fiscal Year ended December 31, 2009
General
1.	Please confirm that you will add incorporations by reference in the business and MD&A sections whenever disclosures are contained elsewhere in the document.
We note your claims in your response letter that you satisfy many of the disclosure requirements of Form 10-K and Item S-K by information elsewhere in the Form 10-K incorporated by reference. Please undertake in your future filings to fully comply with all the requirements of Rule 12b-23. For instance, it may be unclear and confusing for you to respond to a disclosure requirement by incorporating by reference multiple pieces of information spread over difference noncontiguous pages of your Form 10-K.

Management’s response
In future filings, we will incorporate by reference in the business and MD&A sections of our reports wherever disclosures are contained elsewhere in the document. We will eliminate incorporations by reference to multiple pieces of information spread over different non-continuous pages to the extent it may result in unclear or confusing disclosures. Such incorporations by reference will fully comply with the requirements of Rule 12b-23. Our proposed reorganization of Part I, Item I Business, in substantially the form we intend to include in our 2010 Form 10-K, is attached as Exhibit A to this letter.
Competition, page 1
2.	We acknowledge your proposed response to comment 5 of our letter. As we requested, please undertake to include in your future flings, an estimate of the number of competitors and your competitive position “in the particular markets” in which you compete and identify the principal methods of competing for loans and separately for deposits in your market area as required by Item 101(c)(1)(x) of Regulation S-K. In addition, disclose, as required by Item 101(c)(1)(x), the “identity of the particular markets” in which you compete.
Management’s response
As previously discussed with Mr. Jonathan Gottleib, estimating the number of competitors in our markets is not practical given the broad range of competitors that exist in addition to banks (e.g. credit unions, insurance companies, trust companies, brokerage firms, etc.). However, in future filings, we will expand our discussion of competition to further describe our competitive position in our primary markets based on deposits and identify the principal methods of competing within our various business segments as required by Item 101(c)(1)(x). This disclosure will also identify the primary markets in which we compete. Our proposed disclosure about the competition, to be included within Part I, Item I Business of our 2010 Form 10-K, is attached as Exhibit A.
Emergency Economic Stabilization Act of 2008, page 3
3.	We acknowledge your proposed response to comment 6 of our letter. Please provide to us and undertake to include in your future filings, revision of your proposed disclosure relating to the Troubled Asset Relief Program as follows:
•	disclose, in the second proposed paragraph, in greater detail the specific uses for the capital you received from TARP, including reconciling your statement that the capital “allowed the Bank to continue our active lending programs” with the fact that your total loans decreased by six percent in 2009 from 2008 and explain your statement that the capital was used to “provide potential capital support;”

•	as we requested, disclose, in the fourth proposed paragraph, that Treasury has the right to appoint two persons to your board of directors if dividends are not paid in full for six dividends periods;

•	disclose the effects of your participation in TARP on you including:
•	how the application of the proceeds of the transaction has effected your net interest margin;

•	how the accretion and dividends on the preferred stock has impacted the net income available to common shareholders;
•	revise the proposed sixth paragraph as follows:
•	explain your statement that you intend to repay “as soon as possible” to explain the reasons that it is not possible for you to repay the $1.4 billion now and whether or not you have asked your primary federal banking regulator for permission to repay TARP; and

•	identify what needs to change for to make it possible for you to replay the U.S. Treasury.
Management’s response
As previously discussed with Mr. Gottleib, on December 22, 2010, we repurchased the Series B Preferred Stock that we had issued to the U.S. Department of the Treasury under its Troubled Asset Relief Program’s (TARP) Capital Purchase Program and, on January 19, 2011, we repurchased the warrant issued to the U.S. Department of the Treasury under its TARP Capital Purchase Program. Accordingly, some of the disclosures requested by Comment #6 in your letter dated April 12, 2010, as well as Comment #3 in your letter dated December 20, 2010, are no longer relevant. In our 2010 Form 10-K, we will revise, reorganize, and supplement the disclosure of our participation in TARP by disclosing in greater detail our specific uses of the TARP capital, the impact of deemed and paid dividends on net income available to common shareholders, as well as the removal of certain restrictions previously imposed on us while the shares of Series B Preferred Stock were outstanding. The proceeds from our participation in TARP were used primarily to support and increase loan originations and our existing loan modification programs. However, we are not able to specifically track the use of the proceeds, and as such, it is not possible for us to quantify the impact on net interest margin.
We intend to include these disclosures in our Notes to Financial Statements and in the Executive Summary to Part II, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our 2010 Form 10-K. The proposed forms of these disclosures are attached as Exhibit B and Exhibit C to this letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Introduction, page 23
4.	We acknowledge your proposed response to comment 19 of our letter. As we requested, please provide to us and undertake to include in your future filings, a revised introduction with both discussion and analysis that is meaningful relating to your business condition, financial condition and results of operations consistent with Item 303, Release Number 34-48960 and Release Number 34-26831 including, but not limited to, the following:
•	Provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	Identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:
•	your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program and your sale of a substantial amount of common stock at a time when your stock price was extremely low;

•	how you have been effected by the financial and credit crisis;

•	the extent of your loan portfolio attributable to residential real estate related loans (including home equity loans) and separately commercial real estate loans;
•	detailed discussion and analysis of economic trends in your market areas, particularly in Ohio and Michigan, affecting your business including, but not limited to, the following:
•	trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area, particularly in Ohio and Michigan;
•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas, particularly in Ohio and Michigan;
•	trends over the past three years in median household income in your market area, particularly in Ohio and Michigan;
•	trends in unemployment in your market areas, including the fact that unemployment in your Michigan is the second highest in the country and four of the seven states in your market area among the top ten highest rates of unemployment; and
•	disclose the extent to which you are experiencing, directly or indirectly, issues with documentation relating to mortgages for which you are seeking foreclosure and disclose the extent which you have mortgages relating to properties in states in which foreclosures proceed through the courts;
•	disclose the extent which purchasers of loans you have sold have made demands that you repurchase any of those loans;
•	identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.
Please provide us with the “executive level overview” and “brief outlook discussion” which you undertake in the third paragraph on page 14 of your response letter, to include in future filings.

Management’s response
Beginning with our second quarter Form 10-Q, filed on August 10, 2010, we have included in our MD&A an Executive Overview and we intend to continue this practice in future filings. We believe our Executive Overview includes a balanced, executive-level discussion that identifies the most important themes and other significant matters focused on by management in evaluating our financial condition and operating results. The Executive Overview, which we intend to include in our 2010 Form 10-K summarizes our 2010 financial performance, including a discussion of our capital activity and our repayment of TARP in December 2010, and provides an overview of our business and the impact on our business of the economy, emerging legislative and regulatory reforms, and recent industry developments. Under these general headings, we discuss the material opportunities, challenges, and risks we face and the impacts of the financial and credit crisis as it relates to residential and commercial real estate loans in our loan portfolio. We also provide discussion and analysis of economic trends in our primary markets relating to economic drivers such as housing and employment. While we did not include information regarding the general trends in commercial real estate prices, sales, and building permits as we do not specifically utilize this economic data in monitoring and evaluation our loan portfolio, we have included instead production, employment, and inventory trends in certain industries within our primary markets (e.g. manufacturing, steel). In addition, within the Credit Risk section of our MD&A, we provide an in-depth discussion of the performance trends of our commercial real estate loan portfolio. Within this section, we also include separate tables detailing loan composition by loan type as well as by collateral type.
Under the Executive Overview section titled Recent Industry Developments, we discuss the extent to which we are experiencing issues with documentation relating to mortgages for which we are seeking foreclosure and actions we are taking to address the possibility of repurchasing loans previously sold or securitized. We discuss these topics in more detail in the Operational Risk section of our MD&A.
The proposed form of these disclosures for our 2010 Form 10-K are attached to this letter as Exhibit C (Executive Overview to be included in our MD&A), Exhibit D (the Operational Risk section of our MD&A), and Exhibit E (Credit Risk section of our MD&A).
Selected Annual Income Statements, page 35
5.	We acknowledge your proposed response to comment 21 of our letter. As we requested, please undertake to include in your future filings, a revised table that provides the amount of each percentage change, as required by Rule 12b-20, instead of “NM” which you indicate represents the fact that the amount is “not a meaningful value.” As we noted, some of these changes, such as total noninterest expense and net income increases are meaningful. Please use footnotes to identify any changes that are extraordinary instead of characterizing any such change as “not meaningful.” Please make similar changes through your Form 10-K (such as selected financial data on page 21) and other disclosure documents.
Management’s response
In future filings, when presenting percentage changes in tabular form, we will provide the amount of each percentage change regardless of size, except in circumstances in which the calculated percentage change is not relevant due to amounts going from a negative value in one period to a positive value. In these cases, the calculated percentage change is negative, which does not accurately reflect the impact of the dollar change. For example, our net income for the 2010 fourth quarter is $112.9 million compared with a net loss in the 2009 fourth quarter of $369.7 million. In this case, the percentage change is not relevant.

Credit Quality, page 72
6.	We acknowledge your proposed response to comment 22 of our letter. Please provide to us and undertake to include in your future filings, both discussion and analysis, as required by Item 303 of the following:
•	clarify in the first paragraph that you do not have standards for modifying loans but modify loans based on the “specific facts and circumstances” of each loan, analyze whether this is consistent with financial institutions of your size disclose what internal controls you have for granting modifications and the possible effects of these practices on you including the accuracy of your provision for loan losses;
•	clarify in the first sentence whether all loans that you modified in any way are classified as TDRS and if not, the factors that you utilize to determine whether to classify a modified loan as a TDR;
•	describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
•	quantify the amount and percentage of your loans that are unsecured and discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan); and
•	disclose, if material, the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower’s only source of cash flow and only asset is the property that you are financing.
Management’s response
In our future filings, we will clarify that, while we have standards and policies for when and how loan modifications should be extended, considerable judgment is utilized based on each borrower’s specific facts and circumstances. We will also reorganize our disclosure regarding troubled debt restructurings (TDRs) to clarify that not all loan modifications are TDRs and to describe when loan modifications are deemed to be TDRs. We will also make clear that we do not grant additional credit to delinquent borrowers except in circumstances that significantly improve our repayment potential or collateral coverage position. We have also included a tabular disclosure of loans by collateral type, including unsecured loans. As discussed with Mr. Gottleib, we do not actively monitor the extent to which commercial loans are made to newly formed single-purpose entities. However, the Credit Risk section within our MD&A includes discussion of our credit exposure mix and our expanded credit monitoring activities on certain stressed loan classes such as retail properties and single-family home builders. The proposed form of these disclosures for our 2010 Form 10-K are attached to this letter as Exhibit E.
********************

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble Senior Executive Vice President and Chief Financial Officer Huntington Bancshares Incorporated
Copies to:
Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington Bancshares Incorporated
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated
William J. Schroeder, Securities and Exchange Commission
David S. Irving, Securities and Exchange Commission
Jonathan E. Gottlieb, Securities and Exchange Commission

Subject to updating prior to filing 2010 Form 10-K
Exhibit A
Huntington Bancshares Incorporated
PART I
When we refer to “we,” “our,” and “us” in this report, we mean Huntington Bancshares Incorporated and our consolidated subsidiaries, unless the context indicates that we refer only to the parent company, Huntington Bancshares Incorporated. When we refer to the “Bank” in this report, we mean our only bank subsidiary, The Huntington National Bank, and its subsidiaries.
Item 1: Business
We are a multi-state diversified regional bank holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through the Bank, we have more than 144 years of serving the financial needs of our customers. Through our subsidiaries, we provide full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, customized insurance service programs, and other financial products and services. The Bank, organized in 1866, is our only bank subsidiary. At December 31, 2010, the Bank had:

•	344 branches in Ohio	•	50 branches in Indiana

•	119 branches in Michigan	•	28 branches in West Virginia

•	57 branches in Pennsylvania	•	13 branches in Kentucky
Selected financial service and other activities are also conducted in Florida, Maine, Maryland, Massachusetts, Nevada, New Hampshire, New Jersey, New York, Rhode Island, and Tennessee. International banking services are available through the headquarters office in Columbus and a limited purpose office located in the Cayman Islands and another in Hong Kong. Our foreign banking activities, in total or with any individual country, are not significant.
In late 2010, we reorganized the way in which we manage our business. Our segments are based on our internally-aligned segment leadership structure, which is how we monitor results and assess performance.
•	Retail and Business Banking — This segment provides financial products and services to consumer and small business customers located within our primary banking markets consisting of 11 operating regions covering the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. Its products include individual and small business checking accounts, savings accounts, money market accounts, certificates of deposit, consumer loans, home equity loans and lines, first mortgage loans, and small business loans and leases. Other financial services available to consumers and small business customers include investments, insurance services, interest rate risk management products, foreign exchange, treasury management services, and other products offered through affiliates. Retail and Business Banking provides these services through a banking network of over 600 traditional branches and convenience branches located in grocery stores and retirement centers. In addition, an array of alternative distribution channels is available to customers including internet and mobile banking, telephone banking, and over 1,300 ATMs.

Subject to updating prior to filing 2010 Form 10-K
•	Commercial Banking — This segment provides a variety of banking products and services to customers within our primary banking market that generally have larger credit exposures and sales revenues compared with our Retail and Business Banking customers. The Commercial Banking team specializes in serving customers that provide equipment leasing, as well as serves the commercial banking needs of not-for-profit organizations, health care entities, and large corporations. Commercial Banking products include commercial loans, international trade, cash management, leasing, interest rate protection products, foreign exchange, capital market alternatives, 401(k) plans, and mezzanine investment capabilities. Commercial Banking also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, and interest rate risk management products. Commercial bankers personally deliver these products and services by developing leads through community involvement, referrals from other professionals, and targeted prospect calling.

•	Automobile Finance and Commercial Real Estate — This segment provides lending and other banking products and services to customers outside of our normal retail or commercial channels. More specifically, we serve automotive dealership, professional real estate developers, and other customers with lending needs that are secured by assets such as automobiles or commercial properties. Our customers are located in the Company’s primary banking markets in addition to certain automobile dealerships in Eastern Pennsylvania and five New England states. Our products and services include financing for the purchase of automobiles by customers of automotive dealerships; financing for the purchase of new and used vehicle inventory; and land, buildings and other commercial real estate owned or constructed by real estate developers, automobile dealerships or others. We also provide services such as cash management, interest rate protection products, and capital market alternatives. Bankers personally deliver these products and services by: (a) relationships with developers in the Company’s primary banking markets who are believed to be the most experienced, well-managed, and well-capitalized and are capable of operating in all phases of the real estate cycle (top-tier developers), (b) relationships with established automobile dealerships, (c) leads through community involvement, and (d) referrals from other professionals.

•	Home Lending, Wealth Management, and Government Finance — This segment consists primarily of fee-based businesses including home lending, wealth management, and government finance. We originate and service first and second mortgage loans and home equity loans to customers who are generally located in our primary banking market. Mortgage banking and consumer lending products are distributed to these customers primarily through the retail banking channel and through commissioned loan originators. We provide wealth management banking services to high net worth customers in our primary banking markets and in Florida by utilizing a cohesive model that employs a unified sales force to deliver products and services directly and through retail and commercial banking networks. We provide these products and services through our private banking and personal trust organization as well as the Huntington Investment Company, which provides investment services; Huntington Asset Advisors, which provides investment management services and is the advisor for the Huntington Funds, a 36-fund complex including 12 variable annuity funds; Huntington Asset Services, which offers administrative and operational support to fund complexes; Retirement Plan Services, and the National Settlements business. We also provide banking products and services to governments across our primary banking markets by utilizing a team of relationship managers working in communities to providing personalized underwriting, public finance, brokerage, trust, and treasury management services.

Subject to updating prior to filing 2010 Form 10-K
A Treasury/Other function includes other unallocated assets, liabilities, revenue, and expense. The financial results for each of these business segments are included in Note _____ of our consolidated financial statements beginning on page _____ of this Form 10-K and are discussed in our MD&A beginning on page _____ of this Form 10-K.
Competition
Although there has been consolidation in the financial services industry, competition remains intense in most of our markets. We compete with other banks and financial services companies such as savings and loans, credit unions, and finance and trust companies, as well as mortgage banking, automobile and equipment financing, and insurance companies, mutual funds, investment advisors, and brokerage firms, both within and outside of our primary market areas. Web-based and other internet companies are also providing non-traditional, but increasingly strong, competition for our borrowers, depositors, and other customers. In addition, our Automobile Finance and Commercial Real Estate Segment faces competition from the financing divisions of automobile manufacturers.
We compete for loans primarily on the basis of a combination of price and service by building optimal customer relationships as a result of addressing our customer’s entire suite of banking needs, demonstrating expertise, and providing convenience to our customers. We also consider the competitive pricing pressures in each of our markets.
We compete for deposits similarly on a basis of a combination of price and service and providing convenience through a banking network of over 600 branches and approximately 1,300 ATM’s within our markets and our award-winning website at www.huntington.com. We have also instituted new customer-friendly practices under our ‘Fair Play’ Banking philosophy, such as our 24-Hour Grace® account feature introduced in 2010, which gives customers additional time during the next business day following overdrafts to their consumer bank accounts to cover such overdrafts without being charged overdraft fees.

Subject to updating prior to filing 2010 Form 10-K
The table below shows our competitive ranking and market share based on deposits of FDIC-insured institutions as of June 30, 2010, in the top 12 metropolitan statistical areas in which we compete:

MSA	Rank	Deposits	Market Share
Columbus, OH	1	$9,124	21.8%
Cleveland, OH	5	3,941	7.9
Detroit, MI	8	3,607	4.2
Toledo, OH	1	2,306	22.9
Pittsburgh, PA	7	2,270	3.0
Cincinnati, OH	5	1,999	3.5
Indianapolis, IN	4	1,902	6.3
Youngstown, OH	1	1,877	20.4
Canton, OH	1	1,485	26.7
Grand Rapids, MI	3	1,280	9.5
Akron, OH	5	886	7.8
Charleston, WV	3	604	10.6
Source: FDIC.gov
Many of our non-financial institution competitors have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition for quality customers has intensified as a result of changes in regulation, advances in technology and product delivery systems, consolidation among financial service providers, bank failures, and the conversion of certain investment banks to bank holding companies.
Regulatory Matters
General
We are a bank holding company and are qualified as a financial holding company with the Federal Reserve. We are subject to examination and supervision by the Federal Reserve pursuant to the Bank Holding Company Act. We are required to file reports and other information regarding our business operations and the business operations of our subsidiaries with the Federal Reserve.
Because we are a public company, we are also subject to regulation by the Securities and Exchange Commission (SEC). The SEC has established four categories of issuers for the purpose of filing periodic and annual reports. Under these regulations, we are considered to be a “large accelerated filer” and, as such, must comply with SEC accelerated reporting requirements.
The Bank is subject to examination and supervision by the Office of the Comptroller of the Currency (OCC). Its domestic deposits are insured by the Deposit Insurance Fund (DIF) of the Federal Deposit Insurance Corporation (FDIC), which also has certain regulatory and supervisory authority over it. Our non-bank subsidiaries are also subject to examination and supervision by the Federal Reserve or, in the case of non-bank subsidiaries of the Bank, by the OCC. Our subsidiaries are subject to examination by other federal and state agencies, including, in the case of certain securities and investment management activities, regulation by the SEC and the Financial Industry Regulatory Authority.

Subject to updating prior to filing 2010 Form 10-K
In connection with emergency economic stabilization programs adopted in 2008, we sold Series B preferred stock and a warrant to the U.S. Department of the Treasury (Treasury) pursuant to the Capital Purchase Program (CPP) under the Troubled Asset Relief Program (TARP). As a result of our participation in TARP, we were subject to certain restrictions and direct oversight by the Treasury. Upon our repurchase of the Series B preferred stock on December 22, 2010, we are no longer subject to the TARP-related restrictions on dividends, stock repurchases, or executive compensation.
Legislative and regulatory reforms continue to have significant impacts throughout the financial services industry. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. The Dodd-Frank Act, which is complex and broad in scope, establishes the Bureau of Consumer Financial Protection (CFPB), which will have extensive regulatory and enforcement powers over consumer financial products and services, and the Financial Stability Oversight Council, which has oversight authority for monitoring and regulating systemic risk. In addition, the Dodd-Frank Act alters the authority and duties of the federal banking and securities regulatory agencies, implements certain corporate governance requirements for all public companies including financial institutions with regard to executive compensation, proxy access by shareholders, and certain whistleblower provisions, and restricts certain proprietary trading and hedge fund and private equity activities of banks and their affiliates. The Dodd-Frank Act also requires the issuance of many implementing regulations which will take effect over several years, making it difficult to anticipate the overall impact on us, our customers, or the financial industry more generally. While the overall impact cannot be ascertained with any degree of certainty, we believe that we are likely to be impacted by the Dodd-Frank Act primarily in the areas of deposit insurance assessments, capital requirements, restrictions on fees and other charges to customers, and corporate governance, which are discussed in more detail below.
In addition to the impact of federal and state regulation, the Bank and our non-bank subsidiaries are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.
As a bank holding company, we must act as a source of financial and managerial strength to the Bank and the Bank is subject to affiliate transaction restrictions.
The Bank, which is a national bank, is our only bank subsidiary. In addition, we have numerous non-bank subsidiaries. Exhibit 21.1 of this Form 10-K lists all of our subsidiaries.
Under changes made by the Dodd-Frank Act, a bank holding company must act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under current federal law, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank. It may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company’s ability to commit resources to such subsidiary bank. A capital injection may be required at times when the holding company does not have the resources to provide it.
Any loans by a holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, the bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations.
Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank’s capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock owned by any assessed shareholder failing to pay the assessment. As the sole shareholder of the Bank, we are subject to such provisions.

Subject to updating prior to filing 2010 Form 10-K
Moreover, the claims of a receiver of an insured depository institution for administrative expenses and the claims of holders of deposit liabilities of such an institution are accorded priority over the claims of general unsecured creditors of such an institution, including the holders of the institution’s note obligations, in the event of liquidation or other resolution of such institution. Claims of a receiver for administrative expenses and claims of holders of deposit liabilities of the Bank, including the FDIC as the insurer of such holders, would receive priority over the holders of notes and other senior debt of the Bank in the event of liquidation or other resolution and over our interests as sole shareholder of the Bank.
The Bank is subject to affiliate transaction restrictions under federal laws, which limit certain transactions generally involving the transfer of funds by a subsidiary bank or its subsidiaries to its parent corporation or any non-bank subsidiary of its parent corporation, whether in the form of loans, extensions of credit, investments, or asset purchases, or otherwise undertaking certain obligations on behalf of such affiliates. Such covered transactions by a subsidiary bank are limited to:
•	10% of the subsidiary bank’s capital and surplus for covered transactions with its parent corporation or with any individual non-bank subsidiary of the parent, and
•	An aggregate of 20% of the subsidiary bank’s capital and surplus for covered transactions with such parent together with all such non-bank subsidiaries of the parent.
Furthermore, covered transactions which are loans and extensions of credit must be secured within specified amounts. In addition, all covered transactions and other affiliate transactions must be conducted on terms and under circumstances that are substantially the same as such transactions with unaffiliated entities.
The Federal Reserve maintains a bank holding company rating system that emphasizes risk management, introduces a framework for analyzing and rating financial factors, and provides a framework for assessing and rating the potential impact of non-depository entities of a holding company on its subsidiary depository institution(s). A composite rating is assigned based on the foregoing three components, but a fourth component is also rated, reflecting generally the assessment of depository institution subsidiaries by their principal regulators. Ratings are made on a scale of 1 to 5 (1 highest). The bank holding company rating system, which became effective in 2005, applies to us. The composite ratings assigned to us, like those assigned to other financial institutions, are confidential and may not be directly disclosed, except to the extent required by law.
In 2008, we sold Series B preferred stock and warrants to the Treasury pursuant to the Capital Purchase Program (CPP) under the Troubled Assets Relief Program (TARP). We redeemed the Series B preferred stock in the 2010 fourth quarter.
On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (EESA) was enacted. EESA includes, among other provisions, the Troubled Assets Relief Program (TARP), under which the Secretary of the Treasury was authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that were based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008. Under TARP, the Treasury authorized a voluntary capital purchase program (CPP) to purchase up to $250 billion of senior preferred shares of qualifying financial institutions that elected to participate.
On November 14, 2008, at the request of the Treasury and other regulators, we participated in the CPP by issuing to the Treasury, in exchange for $1.4 billion, 1.4 million shares of Huntington’s fixed rate cumulative perpetual preferred stock, Series B, par value $0.01 per share, with a liquidation preference of $1,000 per share (Series B preferred stock), and a ten-year warrant (Warrant), which is immediately exercisable, to purchase up to 23.6 million shares of Huntington’s common stock (approximately 3% of common shares outstanding at December 31, 2010), par value $0.01 per share, at an exercise price of $8.90 per share. The securities issued to the Treasury were accounted for as additions to our regulatory Tier 1 and Total capital. The proceeds were used by the holding company to provide potential capital support for the Bank. This allowed the Bank to continue its active lending programs for customers. This is evidenced by the increase in mortgage originations from $3.8 billion in 2008, to $5.3 billion in 2009, and $5.5 billion in 2010.

Subject to updating prior to filing 2010 Form 10-K
The Series B preferred stock bore cumulative dividends at a rate of 5% per annum, or approximately $70 million per year, for the first five years and 9% per annum, or approximately $126 million per year, thereafter. It ranked pari passu with our 8.50% Series A non-cumulative perpetual convertible preferred stock, par value $0.01 per share (the Series A preferred stock). The holder of the Series B preferred stock had preferential dividend and liquidation rights over the holders of our common stock and each other class of our stock whose terms did not expressly provide that it ranked on parity with the Series B preferred stock. The shares of Series B preferred stock issued to the Treasury represented 25% of our total capital.
In connection with the issuance and sale of the Series B preferred stock to the U.S. Department of the Treasury, we agreed, among other things, to (1) limit the payment of dividends on our common stock and the Series A preferred stock in excess of $0.1325 per share of common stock and $21.25 per share of Series A preferred stock, (2) limit our ability to repurchase our common stock or our outstanding serial preferred stock, (3) grant the holders of the Series B preferred stock, the Warrant, and the common stock to be issued under the Warrant certain registration rights, and (4) subject Huntington to the executive compensation limitations contained in the Emergency Economic Stabilization Act of 2008. These compensation limitations include (a) prohibiting “golden parachute” payments, as defined in EESA, to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encouraged unnecessary and excessive risks that threaten the value of the financial institution.
On December 19, 2010, we sold $920 million of our common stock and $300 million of subordinated debt in public offerings. On December 22, 2010, these proceeds, along with other available funds, were used to complete the repurchase of our $1.4 billion of Series B Perpetual Preferred Stock. On January 19, 2011, we repurchased the warrant for our common stock associated with our participation in the TARP capital purchase program for $49.1 million. Prior to this redemption, we were in compliance with all TARP standards, restrictions, and dividend payment limitations. Because of the redemption of our Series B Preferred Stock, we are no longer subject to the TARP-related restrictions on dividends, stock repurchases, or executive compensation.
We have participated in Certain Extraordinary Programs of the Federal Deposit Insurance Corporation (FDIC).
EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. This increase was made permanent in the Dodd-Frank Act. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program (TLGP) to guarantee certain debt issued by FDIC-insured institutions.
On February 3, 2009, the Bank completed the issuance and sale of $600 million of Floating Rate Senior Bank Notes with a variable interest rate of three month LIBOR plus 40 basis points, due June 1, 2012 (the Notes). The Notes are guaranteed by the FDIC under the TLGP and are backed by the full faith and credit of the United States. The FDIC’s guarantee cost $20 million which is being amortized over the term of these notes.
Under the Transaction Account Guaranty Program (TAGP), a component of the TLGP, the FDIC temporarily provided unlimited coverage for noninterest bearing transaction deposit accounts. We voluntarily began participating in the TAGP in October of 2008, but opted-out of the TAGP effective July 1, 2010. Subsequently, both the TLGP and TAGP were terminated in light of Section 343 of the Dodd-Frank Act, which amended the Federal Deposit Insurance Act to provide unlimited deposit insurance coverage for noninterest-bearing transaction accounts beginning December 31, 2010, for a two-year period. This applies to all insured depository institutions and, unlike the TLGP, no opt-outs are permitted and low-interest NOW accounts are not covered. Section 343 originally also excluded lawyer trust accounts (IOLTAs), but was amended on December 29, 2010, to include IOLTAs, and functionally equivalent accounts as determined by the FDIC, within the unlimited deposit insurance coverage provided by Section 343. There is no separate assessment applicable to these covered accounts as there was under the TAGP program but all institutions are required to report qualifying accounts beginning December 31, 2010.

Subject to updating prior to filing 2010 Form 10-K
In 2010, we implemented compliance with the Amendment to Regulation E dealing with overdraft fees.
In November 2009, the Federal Reserve Board amended Regulation E, which implements the Electronic Fund Transfer Act, to prohibit banks from charging overdraft fees for ATM or point-of-sale debit card transactions that overdrew the account unless the customer opted-in to the discretionary overdraft service and to require banks to explain the terms of their overdraft services and their fees for the services (Regulation E Amendment). Compliance with the Regulation E Amendment was required by July 1, 2010. Our strategy to comply with the Regulation E Amendment is to alert our customers that we can no longer cover such overdrafts unless they opt-in to our overdraft service while disclosing the terms of our service and our fees for the service.
We are subject to capital requirements mandated by the Federal Reserve and these requirements will be changing under the Dodd-Frank Act.
The Federal Reserve has issued risk-based capital ratio and leverage ratio guidelines for bank holding companies. Under the guidelines and related policies, bank holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and a leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher weighting assigned to categories perceived as representing greater risk. The risk-based ratio represents capital divided by total risk weighted assets. The leverage ratio is core capital divided by total assets adjusted as specified in the guidelines. The Bank is subject to substantially similar capital requirements.
Generally, under the applicable guidelines, a financial institution’s capital is divided into two tiers. Institutions that must incorporate market risk exposure into their risk-based capital requirements may also have a third tier of capital in the form of restricted short-term subordinated debt. These tiers are:
•	Tier 1, or core capital, includes total equity plus qualifying capital securities and minority interests, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets.
•	Tier 2, or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, mandatory convertible securities, qualifying subordinated debt, and the allowance for credit losses, up to 1.25% of risk-weighted assets.
•	Total Capital is Tier 1 plus Tier 2 capital.
The Federal Reserve and the other federal banking regulators require that all intangible assets (net of deferred tax), except originated or purchased mortgage-servicing rights, non-mortgage servicing assets, and purchased credit card relationships, be deducted from Tier 1 capital. However, the total amount of these items included in capital cannot exceed 100% of its Tier 1 capital.
Under the risk-based guidelines to remain “adequately-capitalized”, financial institutions are required to maintain a total risk-based ratio of 8%, with 4% being Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when they believe an institution’s circumstances warrant.
Under the leverage guidelines, financial institutions are required to maintain a leverage ratio of at least 3%. The minimum ratio is applicable only to financial institutions that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate risk exposure, and the highest regulatory rating. Financial institutions not meeting these criteria are required to maintain a minimum Tier 1 leverage ratio of 4%.

Subject to updating prior to filing 2010 Form 10-K
Special minimum capital requirements apply to equity investments in non-financial companies. The requirements consist of a series of deductions from Tier 1 capital that increase within a range from 8% to 25% of the adjusted carrying value of the investment.
Failure to meet applicable capital guidelines could subject the financial institution to a variety of enforcement remedies available to the federal regulatory authorities. These include limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital, and the termination of deposit insurance by the FDIC. In addition, the financial institution could be subject to the measures described below under “Prompt Corrective Action” as applicable to “under-capitalized” institutions.
The risk-based capital standards of the Federal Reserve, the OCC, and the FDIC specify that evaluations by the banking agencies of a bank’s capital adequacy will include an assessment of the exposure to declines in the economic value of the bank’s capital due to changes in interest rates. These banking agencies issued a joint policy statement on interest rate risk describing prudent methods for monitoring such risk that rely principally on internal measures of exposure and active oversight of risk management activities by senior management.
Under the Dodd-Frank Act, important changes will be implemented concerning the capital requirements for financial institutions. [In general, implementing regulations must be issued no later than January 21, 2012.] The so-called “Collins Amendment” provision of the Dodd-Frank Act imposes increased capital requirements and no longer permits financial institutions to treat trust preferred securities as an element of Tier 1 capital. The Collins Amendment also requires federal banking regulators to establish minimum leverage and risk-based capital requirements to apply to insured depository institutions, bank and thrift holding companies, and systemically important nonbank financial companies. These capital requirements must not be less than the generally applicable risk-based capital requirements and the generally applicable leverage capital requirements as of July 21, 2010, and must not be quantitatively lower than the requirements that were in effect for insured depository institution as of July 21, 2010. The Collins Amendment defines “generally applicable risk-based capital requirements” and “generally applicable leverage capital requirements” to mean the risk-based capital requirements and minimum ratios of Tier 1 capital to average total assets, respectively, established by the appropriate federal banking agencies to apply to insured depository institutions under the prompt corrective action provisions, described below, regardless of total consolidated asset size or foreign financial exposure. [We will be assessing the impact on us of these new regulations as they are proposed and implemented.]
The Federal Deposit Insurance Corporation Improvement Act of 1991, known as FDICIA, requires federal banking regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: “well-capitalized,” “adequately-capitalized,” “under-capitalized,” “significantly under-capitalized,” and “critically under-capitalized.”
An institution is deemed to be:
•	Well-Capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure;
•	Adequately-capitalized if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and, generally, a Tier 1 leverage ratio of 4% or greater and the institution does not meet the definition of a “well-capitalized” institution;
•	Under-capitalized if it does not meet one or more of the “adequately-capitalized” tests;
•	Significantly under-capitalized if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a Tier 1 leverage ratio that is less than 3%; and
•	Critically under-capitalized if it has a ratio of tangible equity, as defined in the regulations, to total assets that is equal to or less than 2%.

Subject to updating prior to filing 2010 Form 10-K
Throughout 2010, our regulatory capital ratios and those of the Bank were in excess of the levels established for “well-capitalized” institutions.

		“Well-	At December 31, 2010
		Capitalized”		Excess
(in billions of dollars)		Minimums	Actual	Capital (1)

Ratios:
Tier 1 leverage ratio	Consolidated	5.00%	10.09%	$2.6
	Bank	5.00	5.59	0.3
Tier 1 risk-based capital ratio	Consolidated	6.00	12.03	2.6
	Bank	6.00	6.66	0.3
Total risk-based capital ratio	Consolidated	10.00	14.41	1.9
	Bank	10.00	11.08	0.5

(1)	Amount greater than the “well-capitalized” minimum percentage.
FDICIA generally prohibits a depository institution from making any capital distribution, including payment of a cash dividend or paying any management fee to its holding company, if the depository institution would be Under-capitalized after such payment. Under-capitalized institutions are subject to growth limitations and are required by the appropriate federal banking agency to submit a capital restoration plan. If any depository institution subsidiary of a holding company is required to submit a capital restoration plan, the holding company would be required to provide a limited guarantee regarding compliance with the plan as a condition of approval of such plan.
If an Under-capitalized institution fails to submit an acceptable plan, it is treated as if it is Significantly under-capitalized. Significantly under-capitalized institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately-capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks.
Critically under-capitalized institutions may not, beginning 60 days after becoming Critically under-capitalized, make any payment of principal or interest on their subordinated debt. In addition, Critically under-capitalized institutions are subject to appointment of a receiver or conservator within 90 days of becoming so classified.
Under FDICIA, a depository institution that is not Well-capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. As previously stated, the Bank is Well-capitalized and the FDICIA brokered deposit rule did not adversely affect its ability to accept brokered deposits. The Bank had $2.1 billion of such brokered deposits at December 31, 2010.
There are restrictions on our ability to pay dividends.
Dividends from the Bank are the primary source of funds for payment of dividends to our shareholders. However, there are statutory limits on the amount of dividends that the Bank can pay to us without regulatory approval. The Bank may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend by a national bank if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. As a result, for the year ended December 31, 2010, the Bank did not pay any cash dividends to Huntington. At December 31, 2010, the Bank could not have declared and paid any dividends to the parent company without regulatory approval.

Subject to updating prior to filing 2010 Form 10-K
If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the Bank, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if the Bank were to pay dividends. The Federal Reserve and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.
The amount and timing of payments for FDIC Deposit Insurance are changing.
In late 2008, under the assessment regime that was applicable prior to the Dodd-Frank Act, the FDIC raised assessment rates for the first quarter of 2009 by a uniform 7 basis points, resulting in a range between 12 and 50 basis points, depending upon the risk category. At the same time, the FDIC proposed further changes in the assessment system beginning in the second quarter of 2009. As amended in a final rule issued in March 2009, the changes, commencing April 1, 2009, set a five-year target of 1.15% for the designated reserve ratio, and set base assessment rates between 12 and 45 basis points, depending on the risk category. In addition to these changes in the basic assessment regime, the FDIC, in an interim rule also issued in March 2009, imposed a 20 basis point emergency special assessment on deposits of insured institutions as of June 30, 2009, to be collected on September 30, 2009. In May 2009, the FDIC imposed a further special assessment on insured institutions of five basis points on their June 30, 2009, assets minus Tier 1 capital, also payable September 30, 2009. And in November 2009, the FDIC required all insured institutions to prepay, on December 30, 2009, slightly over three years of estimated insurance assessments. Taking into account both regular and special deposit insurance assessments, we were required to pay total deposit and other insurance of $8.4 million and $113.8 million in 2010 and 2009, respectively. We also prepaid an estimated insurance assessment of $325 million on December 30, 2009.
With the enactment of the Dodd-Frank Act, major changes were introduced in FDIC deposit insurance system. Under the Dodd-Frank Act, the FDIC now has until the end of September 2020 to bring its reserve ratio to the new statutory minimum of 1.35%.
On November 9, 2010, the FDIC released two proposed rules amending the deposit insurance assessment regulations in light of the requirements of the Dodd-Frank Act. In the first proposed rule, the assessment base would change from adjusted domestic deposits (as it has been since 1935) to average consolidated total assets minus average tangible equity. Because the new base would be much larger than the current base, the FDIC is also proposing to lower assessment rates. The second assessment-related proposed rule would revise the deposit insurance assessment system for large institutions ($10 billion and higher) in accordance with the requirements of the Dodd-Frank Act, eliminating risk categories and debt ratings from the assessment calculation for large banks and using scorecards that would include financial measures that are intended to be predictive of long-term performance. At year end 2010, both proposed rules were pending.
The Bank continues to be required to make payments for the servicing of obligations of the Financing Corporation (FICO) that were issued in connection with the resolution of savings and loan associations, so long as such obligations remain outstanding.
As a financial holding company, we are subject to additional regulations.
In order to maintain its status as a financial holding company, a bank holding company’s depository subsidiaries must all be both “well capitalized” and “well managed,” and must meet their Community Reinvestment Act obligations.

Subject to updating prior to filing 2010 Form 10-K
Financial holding company powers relate to “financial activities” that are determined by the Federal Reserve, in coordination with the Secretary of the Treasury, to be financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity, provided that the complementary activity does not pose a safety and soundness risk. The Gramm-Leach-Bliley Act designates certain activities as financial in nature, including:
•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	underwriting insurance or annuities;
•	providing financial or investment advice;
•	underwriting, dealing in, or making markets in securities;
•	merchant banking, subject to significant limitations;
•	insurance company portfolio investing, subject to significant limitations; and
•	any activities previously found by the Federal Reserve to be closely related to banking.
The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in coordination with the Secretary of the Treasury, to determine that additional activities are financial in nature or incidental to activities that are financial in nature.
We are required by the Bank Holding Company Act to obtain Federal Reserve approval prior to acquiring, directly or indirectly, ownership or control of voting shares of any bank, if, after such acquisition, we would own or control more than 5% of its voting stock.
We also must comply with anti-money laundering, customer privacy, and consumer protection statutes and regulations as well as corporate governance, accounting, and reporting requirements.
The USA Patriot Act of 2001 and its related regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The statute and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.
Pursuant to Title V of the Gramm-Leach-Bliley Act, we, like all other financial institutions, are required to:
•	provide notice to our customers regarding privacy policies and practices,
•	inform our customers regarding the conditions under which their non-public personal information may be disclosed to non-affiliated third parties, and
•	give our customers an option to prevent certain disclosure of such information to non-affiliated third parties.
Under the Fair and Accurate Credit Transactions Act of 2003, our customers may also opt out of certain information sharing between and among us and our affiliates. We are also subject, in connection with our lending and leasing activities, to numerous federal and state laws aimed at protecting consumers, including the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Truth in Lending Act, and the Fair Credit Reporting Act.
The Sarbanes-Oxley Act of 2002 imposed new or revised corporate governance, accounting, and reporting requirements on us and all other companies having securities registered with the SEC. In addition to a requirement that chief executive officers and chief financial officers certify financial statements in writing, the statute imposed requirements affecting, among other matters, the composition and activities of audit committees, disclosures relating to corporate insiders and insider transactions, codes of ethics, and the effectiveness of internal controls over financial reporting.

Subject to updating prior to filing 2010 Form 10-K
Exhibit B
Repurchase of Outstanding Troubled Asset Relief Program (TARP) Preferred Stock
In 2008, Huntington received $1.4 billion of equity capital by issuing to the U.S. Department of Treasury 1.4 million shares of Huntington’s 5.00% Series B Non-voting Cumulative Preferred Stock, par value $0.01 per share with a liquidation preference of $1,000 per share (Series B Preferred Stock), and a ten-year warrant to purchase up to 23.6 million shares of Huntington’s common stock, par value $0.01 per share, at an exercise price of $8.90 per share. The proceeds received were allocated to the preferred stock and additional paid-in-capital for the warrant based on their relative fair values. The resulting discount on the preferred stock was amortized against retained earnings and was reflected in Huntington’s consolidated statement of income as “Dividends on preferred shares”, resulting in additional dilution to Huntington’s earnings per share.
As approved by the Federal Reserve Board, the U.S. Department of the Treasury, and our other banking regulators, on December 22, 2010, Huntington redeemed all 1.4 million shares of our Series B Preferred Stock held by the U.S. Department of Treasury totaling $1.4 billion. Huntington used the net proceeds from the completed public offering and sale of 146.0 million shares of common stock at $6.30 per share and $300 million of 7.00% Subordinated Notes due 2020 and other funds to redeem the Series B Preferred Stock. On January 19, 2011, Huntington repurchased the warrant the company had issued to the U.S. Department of the Treasury for a purchase price of $49.1 million.
In connection with the redemption of the Series B Preferred Stock, Huntington accelerated the accretion of the remaining issuance discount on the Series B Preferred Stock and recorded a corresponding reduction in retained earnings of $56.3 million. This resulted in a one-time, noncash reduction in net income attributable to common shareholders and related basic and diluted earnings per share. The total reduction in net income attributable to common shareholders from the Series B issuance discount accretion was $73.1 million and $16.0 million for the years ended December 31, 2010 and 2009, respectively.
For the years ended December 31, 2010 and 2009, Huntington paid dividends of $77.1 million and $70.1 million, respectively to the U.S. Department of Treasury. This represents the total dividends paid to the U.S. Department of Treasury while the Series B preferred shares were outstanding.

1

Subject to updating prior to filing 2010 Form 10-K
Exhibit C
EXECUTIVE OVERVIEW
2010 Financial Performance Review
For 2010, we reported net income of $312.3 million, or $0.19 per common share (see Table 1). The current year included a one-time reduction of $0.08 per common share for the deemed dividend resulting from the repurchase of $1.4 billion in TARP capital. This compared with a net loss of $3,094.2 million, or $6.14 per common share, for 2009.
The 2009 loss primarily reflected two items: $2,606.9 million in noncash goodwill impairment charges and $2,074.7 million in provision for credit losses. Most of the $2,606.9 million in goodwill impairment charges related to the acquisitions of Sky Financial and Unizan. While this impairment charge reduced reported net income, equity, and total assets, it had no impact on key regulatory capital ratios. As a noncash charge, it had no affect on our liquidity. The provision for credit losses reflected higher net charge-offs as we continued to address issues in our loan portfolio. We also needed to strengthen our reserves given higher levels of nonperforming assets.
Fully-taxable equivalent net interest income was $1.6 billion in 2010, up $0.2 billion or 14% from 2009. The increase primarily reflected the favorable impact of the increase in net interest margin to 3.44% from 3.11% and, to a lesser degree, a 3% increase in average total earning assets. A significant portion of the increase in the net interest margin reflected a shift in our deposit mix from higher-cost time deposits to lower-cost transaction-based accounts. Additionally, we were able to grow our average core deposits $3.1 billion, or 9%, from 2009. Although average total earning assets increased only slightly compared with the year-ago period, this change reflected a $2.9 billion, or 45%, increase in average total investment securities, partially offset by a $1.4 billion, or 4%, decline in average total loans and leases. The change in average loan balances from the prior year reflects our strategy to reduce our CRE exposure with average CRE loans declining $1.9 billion, or 21%, from 2009. However, we experienced loan growth in other areas. Average automobile loans increased $1.3 billion, or 38%, from 2009. Average C&I loans declined $0.7 billion, or 5%, for the full year however, ending C&I loan balances increased each quarter during 2010 and ending C&I loans increased $0.2 billion, or 1%, from 2009 as C&I originations were up an annualized 345% during the second half of 2010. These changes in loan and investment securities balances from the year-ago period reflect the execution of our balance sheet management strategy, and not a change in standards for making loans or for investing in securities.
Noninterest income was $1.0 billion in 2010, up slightly from 2009. The increase in noninterest income was primarily a result of an increase in mortgage banking income, reflecting an increase in origination and secondary marketing income as loan originations and loan sales were substantially higher, and an improvement in MSR hedging. This was partially offset by a decline in service charges on deposit accounts, which was due to a decline in personal nonsufficient funds and overdraft (NSF/OD) service charges. The decline reflected our implementation of changes to Regulation E and the introduction of our “Fair Play” banking philosophy. As part of this philosophy, we voluntarily reduced certain NSF/OD fees and implemented our 24-Hour Grace™ overdraft policy. The goal of our Fair Play banking philosophy is to introduce more customer-friendly fee structures with the objective of accelerating the acquisition and retention of new households.
Noninterest expense was $1.7 billion in 2010, down $2.4 billion or 59% from 2009. The decrease in noninterest expense was primarily due to goodwill impairment in the year-ago period. The decline also reflected a decrease in OREO and foreclosure expense from lower OREO losses and a decline in deposit and other insurance expense, primarily due to a $23.6 million FDIC insurance special assessment in the year-ago period, partially offset by continued growth in total deposits and higher FDIC insurance costs in the current period as premium rates increased. The decline was partially offset by a benefit in the year-ago period from a gain on the early extinguishment of debt, an increase in personnel costs, reflecting a combination of factors including higher salaries due to a 11% increase in full-time equivalent staff in support of strategic initiatives, higher sales commissions, and retirement fund and 401(k) plan expenses.

1

Subject to updating prior to filing 2010 Form 10-K
Credit quality performance continued to show strong improvement as our NPAs and NCOs declined and reserve coverage increased. This improvement reflected the benefits of our focused actions taken in 2009 to address credit-related issues. Compared with the prior year, NPAs declined 59%. NCOs were $874.5 million, or an annualized 2.35% of average total loans and leases, down from $1,476.6 million, or 3.82%, in 2009. While the ACL as a percentage of loans and leases was 3.39%, down from 4.16% at December 31, 2009, the ACL as a percentage of total NALs increased to 166% from 80%. At the end of the 2010 second quarter, we transferred all remaining Franklin-related loans to loans held-for-sale at a lower of cost or fair value of $323.4 million which resulted in 2010 second quarter NCOs of $75.5 million. During the 2010 third quarter, the remaining Franklin-related loans were sold at essentially book value.
At the end of 2010, we successfully completed multiple capital actions, particularly improving our relatively low level of common equity. On December 19, 2010, we sold $920 million of our common stock and $300 million of subordinated debt in public offerings. On December 22, 2010, these proceeds, along with other available funds, were used to complete the repurchase of our $1.4 billion of Series B Perpetual Preferred Stock that we issued to the U.S. Department of the Treasury under its TARP Capital Purchase Program. Subsequently, on January 19, 2011, we repurchased the warrant we had issued to the U.S. Department of the Treasury as part of the TARP Capital Purchase Program for $49.1 million. The warrant had entitled the U.S. Department of the Treasury to purchase 23.6 million common shares of stock.
Our period-end capital position remained solid with increases in all of our capital ratios. At December 31, 2010, our regulatory Tier 1 and Total risk-based capital were $2.4 billion and $1.9 billion, respectively, above the “Well-capitalized” regulatory thresholds. Our tangible common equity ratio improved 164 basis points to 7.56% and our Tier 1 common risk-based capital ratio improved 250 basis points to 9.26% from December 31, 2009.
Business Overview
General
Our general business objectives remain the same: (a) grow revenue and profitability, (b) grow key fee businesses (existing and new), (c) improve credit quality, including lower NCOs and NPAs, (d) improve cross sell and share-of-wallet across all business segments, (e) reduce CRE “noncore” exposure, and (f) continue to explore opportunities to further reduce our overall risk profile.
As further described below, our main challenge to accomplishing our primary objectives results from an economy that remains weak and uncertain. This impairs our ability to grow loans as customers continue to reduce their debt and/or remain cautious about increasing debt until they have a higher degree of confidence in sustainable economic recovery. However, growth in our automobile loan portfolio continued with 2010 originations of $3.4 billion, an increase of $1.8 billion compared to 2009. The recent expansion of our auto lending business into Eastern Pennsylvania and five New England states began to have a positive impact on volume. We expect our growth in these markets to become more evident over time as we further develop our dealership base. Although our residential real estate portfolio declined slightly from 2009, our mortgage originations increased $214 million, or 4%, from prior year. Our commercial real estate portfolio declined throughout the year as a result of our ongoing strategy to reduce our exposure to the commercial real estate market. The decline was primarily a result of continuing paydowns in the noncore commercial real estate portfolio.
We face strong competition from other banks and financial service firms in our markets. As such, we have placed strong strategic emphasis on, and continue to develop and expand resources devoted to, improving cross-sell performance to take advantage of our loyal core customer base. One example of this emphasis is our recent agreement with Giant Eagle supermarkets to be its exclusive in-store bank in Ohio. During the 2010 fourth quarter, we opened four in-store branches, and when fully implemented, the partnership will give us nearly 500 branches in Ohio, providing us with the largest branch presence among Ohio banks, based on current data. In-store branches have a strong record for checking account acquisition and are expected to increase the number of our households and subsequently drive revenue. Additionally, it will give customers the convenience of seven days per week, and extended hours banking.

2

Subject to updating prior to filing 2010 Form 10-K
Economy
The weak residential real estate market and U.S. economy has had a significant impact on the financial services industry as a whole, and specifically on our financial results. In addition, the U.S. recession during 2008 and 2009 and continued high unemployment have hindered any significant economic recovery. However, some indications of recovery are beginning to take hold. Following is a discussion of certain economic trends in our market area, particularly Ohio and Michigan.
The median home prices in the Midwest market have been directionally consistent with the U.S. averages. In the years preceding the economic crisis, home prices in Michigan and Ohio did not increase as rapidly as the national trend and fell in line with the national averages during the crisis. Therefore, when the real estate bubble burst, the impact in these Midwest markets was reduced since originations pre-crisis were not based on values that were as inflated as in other parts of the country. Home prices in the Midwest are generally expected to follow the national growth rates over the next two years. Residential real estate sales in the Midwest have been consistent with national averages. Single family building permits are expected to increase both nationally and in the Midwest through 2013.
Year over year changes in median household income in the Midwest have been consistent with national averages and directionally similar with national trends. Both the U.S. and Midwest are expected to have slight, but positive, income growth over the next 2 years. Unemployment in the Midwest has been consistently higher than the national average for most of the past decade. However, the trend is expected to subside over the next two years, with the Midwest unemployment rate converging to the U.S. average. The exception is Michigan, which has the second highest unemployment level in the country. From October 2009 through October 2010, Indiana’s employment growth of 1.1% was among the strongest in the country. Over this same time period, Ohio’s manufacturing employment grew 1.4%, which was significantly higher than the 0.8% national average. Cleveland’s overall employment growth of 1.0% exceeded the national growth rate of 0.6%.
According to the FRB-Cleveland Beige Book in December 2010, manufacturers in our footprint indicated that new orders and production were stable or rose slightly during the last two months of 2010. Inventory levels were balanced with incoming order demand and capacity utilization was trending up for some manufacturers and steel producers. Overall, manufacturers were cautiously optimistic and expect at least modest growth during 2011.
Partially resulting from these economic conditions in our footprint, we experienced higher than historical levels of delinquencies and charge-offs in our loan portfolios during 2009 and 2010. The pronounced downturn in the residential real estate market that began in early 2007 resulted in lower residential real estate values and higher delinquencies and charge-offs, not only in consumer mortgage loans but also in commercial loans to builders and developers of residential real estate. The value of our investment securities backed by residential and commercial real estate was also impacted by a lack of liquidity in the financial markets and anticipated credit losses. Commercial real estate loans for retail businesses were also challenged by the difficult consumer economic conditions over this period, however as further discussed in the Credit Risk section, we experience significant improvement in credit performance during 2010.
Legislative and Regulatory
Legislative and regulatory reforms continue to be adopted which impose additional restrictions on current business practices. Recent actions affecting us included an amendment to Regulation E relating to certain overdraft fees for consumer deposit accounts and the passage of the Dodd-Frank Act.
Effective July 1, 2010, the Federal Reserve Board amended Regulation E to prohibit charging overdraft fees for ATM or point-of-sale debit card transactions that overdraw the account unless the customer opts-in to the discretionary overdraft service. For us, such fees were approximately $90 million per year prior to the amendment. This change in Regulation E requires us to alert our consumer customers we can no longer cover such overdrafts unless they opt-in to our discretionary overdraft service. To date, the number of customers choosing to opt-in has been higher than our expectations. Also, during the second half of 2010, we voluntarily reduced certain overdraft and return fees and introduced 24-Hour Grace™ on overdrafts as part of our “Fair Play” banking philosophy designed to build on our foundation of service excellence. We expect our 24-Hour Grace™ service to accelerate acquisition of new checking households, while improving retention of existing customers.

3

Subject to updating prior to filing 2010 Form 10-K
The recently passed Dodd-Frank Act is complex and we continue to assess how this legislation and subsequent rule-making will affect us. As hundreds of regulations are promulgated, we will continue to evaluate impacts such as changes in regulatory costs and fees, modifications to consumer products or disclosures required by the Bureau of Consumer Finance Protection, and the requirements of the enhanced supervision provisions, among others. Two areas where we are focusing on the financial impact are: interchange fees and the eventual inability to include trust preferred capital as a component of our Tier I regulatory capital.
Currently, our annual interchange fees are approximately $90 million per year. In the future, the Dodd-Frank Act gives the Federal Reserve, and no longer the banks or system owners, the ability to set the interchange rate charged to merchants for the use of debit cards. The ultimate impact to us will depend on rules to be issued by the Federal Reserve. Those rules were issued in proposed form on December 28, 2010, and the Dodd-Frank Act requires final interchange rules to be issued by April 21, 2011, and effective no later than July 21, 2011.
At December 31, 2010, we had $569.9 million of outstanding trust-preferred-securities that, if disallowed, would reduce our regulatory Tier 1 risk-based capital ratio by approximately 131 basis points. Even with this reduction, our capital ratios would remain above Well-capitalized levels. There is a three year phase-in period beginning on January 1, 2013, that we believe will provide sufficient time to evaluate and address the impacts of this new legislation on our capital structure. Accordingly, we do not anticipate this potential change will have a significant impact to our business.
During the 2010 third quarter, the Basel Committee on Banking Supervision revised the Capital Accord (Basel III), which narrows the definition of capital and increases capital requirements for specific exposures. The new capital requirements will be phased-in over six years beginning in 2013. If these revisions were adopted currently, we estimate they would have a negligible impact on our regulatory capital ratios based on our current understanding of the revisions to capital qualification. We await clarification from our banking regulators on their interpretation of Basel III and any additional requirements to the stated thresholds. The FDIC has approved issuance of an interagency proposed rulemaking to implement certain provisions of Section 171 of the Dodd-Frank Act (Section 171). Section 171 provides that the capital requirements generally applicable to insured banks shall serve as a floor for other capital requirements the agencies establish. The FDIC noted that the advanced approaches of Basel III allow for reductions in risk-based capital requirements below those generally applicable to insured banks, and accordingly need to be modified to be consistent with Section 171.
Recent Industry Developments
Foreclosure Documentation —We evaluated our foreclosure documentation procedures, given the recent announcements made by other financial institutions regarding their foreclosure activities. As a result of our review, we have determined that we do not have any significant issues relating to so-called “robo-signing”, and that foreclosure affidavits were completed and signed by employees with personal knowledge of the contents of the affidavits and there is no reason to conclude that foreclosures were filed that should not have been filed. Additionally, we have identified and are implementing process and control enhancements to ensure that affidavits are prepared in compliance with applicable state law. We are also consulting with local foreclosure counsel as necessary with respect to additional requirements imposed by the courts in which foreclosure proceedings are pending.
Representation and Warranty Reserve —We primarily conduct our loan sale and securitization activity with Fannie Mae and Freddie Mac. In connection with these and other securitization transactions, we make certain representations and warranties that the loans meet certain criteria, such as collateral type and underwriting standards. In the future, we may be required to repurchase the loans and / or indemnify these organizations against losses due to material breaches of these representations and warranties. At December 31, 2010, we have a reserve for such losses of $20.2 million, which is included in accrued expenses and other liabilities.

4

Subject to updating prior to filing 2010 Form 10-K
2011 Expectations
Borrower and consumer confidence remains a major factor impacting growth opportunities for 2011. We continue to believe that the economy will remain relatively stable throughout the coming year, with the potential for improvement in the latter half. Revenue headwinds as a result of regulatory and legislative actions, combined with higher interest rates as we enter 2011 that we expect will reduce mortgage banking income, and continued investments in growing the business, will represent challenges to earnings growth.
Reflecting these factors, pre-tax, pre-provision income levels are expected to remain in line with 2010 second half performance. Nevertheless, net income growth from current levels is anticipated throughout the year. This will primarily reflect ongoing reductions in credit costs. We expect the absolute levels of net charge-offs, nonperforming assets, and criticized loans will continue to decline, resulting in lower levels of provision expense. Given the significant improvements in 2010, coupled with our expectation for continued improvement, our return to more normalized levels of credit costs could occur earlier than previously expected.
The net interest margin is expected to be flat to up slightly from the 2010 fourth quarter level. We anticipate continued benefit from lower deposit pricing. In addition, the absolute growth in loans compared with deposits is anticipated to be more comparable, thus reducing the absolute growth in lower yield investment securities.
The automobile loan portfolio is expected to continue its strong growth, and we anticipate continued growth in commercial and industrial loans. Commercial real estate loans are expected to continue to decline, but at a slower rate. Home equity and residential mortgages are likely to show only modest growth.
Core deposits are expected to show continued growth. Further, we expect the shift toward lower-cost demand deposit accounts will continue.
Fee income, compared with the 2010 fourth quarter, will be negatively impacted by lower interchange fees and a decline in mortgage banking revenues due to continued weak market conditions. With regard to interchange fees, if enacted as recently outlined, the Federal Reserve’s proposed interchange fee structure will significantly lower interchange revenue. Other fee categories are expected to grow, reflecting the impact of our cross-sell initiatives throughout the company, as well as the positive impact from strategic initiatives. Over time, we anticipate more than offsetting revenue challenges with revenue we expect to generate by accelerating customer growth and cross-sell results. Expense levels early in the year should be up modestly from 2010 fourth quarter performance, with increases later in the year due to continued investments to grow the business.

5

Subject to updating prior to filing 2010 Form 10-K
Exhibit D
We primarily conduct our loan sale and securitization activity with FNMA, or Fannie Mae, and FHLMC, or Freddie Mac. In connection with these and other securitization transactions, we make certain representations and warranties that the loans meet certain criteria, such as collateral type and underwriting standards. We may be required to repurchase the loans and / or indemnify these organizations against losses due to material breaches of these representations and warranties. We have a reserve for such losses, which is included in accrued expenses and other liabilities. At December 31, 2010 and 2009, this reserve was $20.2 million and $5.9 million, respectively. The reserve was estimated based on historical and expected repurchase activity, average loss rates, and current economic trends, including an increase in the amount of repurchase losses in recent quarters.
The table below reflects activity in the representations and warranties reserve for each of the last three years:
Table 49 — Summary of Reserve for Representations and Warranties

	Year Ended December 31,
(in thousands)	2010	2009	2008
Reserve for representations and warranties, beginning of year	$5,916	$5,270	$2,934
Acquired reserve for representations and warranties	7,000	—	—
Charge-offs	(9,012)	(2,516)	(3,586)
Provision for representations and warranties	16,267	3,162	5,922

Reserve for representations and warranties, end of year	$20,171	$5,916	$5,270

In light of recent announcements regarding alleged irregularities in the mortgage loan foreclosure processes of certain high volume loan servicers, state law enforcement authorities, the United States Department of Justice and other federal agencies have stated they are investigating whether mortgage servicers have had irregularities in their foreclosure practices, and private litigation over such practices has begun to appear in the courts. Those investigations, as well as any other governmental or regulatory scrutiny of foreclosure processes and private litigation, could result in fines, penalties, damages, or other equitable remedies and result in significant legal costs in responding to possible governmental investigations and litigation. Resolution of these issues may affect the value of ownership interests, direct or indirect, in property subject to foreclosure. In addition, possible delays in the schedule for processing foreclosures also may result in an increase in nonperforming loans, additional servicing costs, and possible demands for contractual fees or penalties under servicing agreements. There is also an increase in the risk of repurchase requests arising out of either the foreclosure process or origination issues.
Compared to the high volume servicers, we service a relatively low volume of residential mortgage foreclosures, with approximately 3,100 foreclosure cases as of December 31, 2010, in states that require foreclosures to proceed through the courts. In response to industry-wide issues involving mortgage loan foreclosure irregularities, we conducted a review in October 2010 of our residential foreclosure process, focusing on the accuracy of completed foreclosure affidavits in pending foreclosure proceedings and the steps taken by management to ensure this documentation was properly reviewed and validated prior to filing the affidavit in the foreclosure proceeding. As a result of our review, we have determined that we do not have any significant issues relating to so-called “robo-signing”, and that foreclosure affidavits were completed and signed by employees with personal knowledge of the contents of the affidavits and there is no reason to conclude that foreclosures were filed that should not have been filed. Additionally, we have identified and are implementing process and control enhancements to ensure that affidavits are prepared in compliance with applicable state law. We are also consulting with local foreclosure counsel as necessary with respect to additional requirements imposed by the courts in which foreclosure proceedings are pending.
The issues described above may affect the value of our ownership interests, direct or indirect, in property subject to foreclosure. In addition, possible delays in the schedule for processing foreclosures also may result in an increase in nonperforming loans, additional servicing costs and possible demands for contractual fees or penalties under servicing agreements. There is also an increase in the risk of repurchase requests arising out of either the foreclosure process or origination issues.

1

Subject to updating prior to filing 2010 Form 10-K
Exhibit E
Item 6, bullets 1 and 2
TROUBLED DEBT RESTRUCTURED LOANS
TDRs are modified loans in which a concession is provided to a borrower experiencing credit and/or financial difficulties. Loan modifications are considered TDRs when the concession provided is not available to the borrower through either normal channels or other sources. However, not all loan modifications are TDRs. Our standards relating to loan modifications consider, among other factors, minimum verified income requirements, cash flow analysis, and collateral valuations. However, each potential loan modification is reviewed individually and the terms of the loan are modified to meet a borrower’s specific circumstances at a point in time. All loan modifications, including those classified as TDRs, are reviewed and approved. Our ALLL is largely driven by updated risk ratings to commercial loans, updated borrower credit scores on consumer loans, and borrower delinquency history in both the commercial and consumer loan portfolios. As such, the provision for credit losses is impacted primarily by changes in borrower payment performance rather than the TDR classification.
Item 6, bullets 3
Credit Risk
Credit risk is the risk of financial loss if a counterparty is not able to meet the agreed upon terms of the financial obligation. The majority of our credit risk is associated with lending activities, as the acceptance and management of credit risk is central to profitable lending. We also have significant credit risk associated with our investment securities portfolio (see “Investment Securities Portfolio” discussion). While there is credit risk associated with derivative activity, we believe this exposure is minimal. The material change in the economic conditions and the resulting changes in borrower behavior over the past two years resulted in our focusing significant resources to the identification, monitoring, and managing of our credit risk. In addition to the traditional credit risk mitigation strategies of credit policies and processes, market risk management activities, and portfolio diversification, we added more quantitative measurement capabilities utilizing external data sources, enhanced use of modeling technology, and internal stress testing processes. This focus on credit risk is a fundamental capability that we believe positions us to be an industry leader in credit risk management.
The maximum level of credit exposure to individual credit borrowers is limited by policy guidelines based on each borrower or related group of borrowers. All authority to grant commitments is delegated through the independent credit administration function and is closely monitored and regularly updated. Concentration risk is managed via limits on loan type, geography, industry, and loan quality factors. We continue to focus predominantly on extending credit to retail and commercial customers with existing or expandable relationships within our primary banking markets, although we will consider lending opportunities outside our primary markets if we believe the associated risks are acceptable. We continue to add new borrowers that meet our targeted risk and profitability profile. Although we offer a broad set of products, we continue to develop new lending products and opportunities. Each of these new products and opportunities goes through a rigorous development and approval process prior to implementation to ensure our overall objective of a moderate-to-low risk portfolio profile is maintained.

2

The checks and balances in the credit process and the independence of the credit administration and risk management functions are designed to appropriately assess the level of credit risk being accepted, facilitate the early recognition of credit problems when they occur, and to provide for effective problem asset management and resolution. For example, we do not extend additional credit to delinquent borrowers except in certain circumstances that substantially improve our overall repayment or collateral coverage position.
Asset quality metrics improved significantly in 2010, reflecting our proactive portfolio management policies as well as some stabilization in a still relatively weak economy. Our portfolio management policies that were enacted in 2009, and continue today, demonstrate our commitment to maintaining a moderate-to-low risk profile. To that end, we continue to expand our resources in the risk management areas of the company. The improvements in the asset quality metrics, including lower levels of NPLs, “criticized” and “classified” assets, and delinquencies have all been achieved through these policies and commitments.
The weak residential real estate market and U.S. economy continue to have significant impact on the financial services industry as a whole, and specifically on our financial results. A pronounced downturn in the residential real estate market that began in early 2007 has resulted in significantly lower residential real estate values and higher delinquencies and charge-offs, including loans to builders and developers of residential real estate. In addition, the U.S. recession during 2008 and 2009 and continued high unemployment throughout 2010 have hindered any significant recovery. As a result, we experienced higher than historical levels of delinquencies and charge-offs in our loan portfolios during 2009 and 2010. The value of our investment securities backed by residential and commercial real estate was also impacted by a lack of liquidity in the financial markets and anticipated credit losses.

3

Subject to updating prior to filing 2010 Form 10-K
Item 6, Bullet 4
Table XX — Loan and Lease Portfolio Composition

	At December 31,
(dollar amounts in millions)	2010		2009		2008		2007		2006
Commercial: (1)
Commercial and industrial	$13,063	34%	$12,888	35%	$13,541	33%	$13,126	33%	$7,850	30%
Commercial real estate:
Construction	650	2	1,469	4	2,080	5	1,962	5	1,229	5
Commercial	6,001	16	6,220	17	8,018	20	7,221	18	3,275	13

Total commercial real estate	6,651	18	7,689	21	10,098	25	9,183	23	4,504	18

Total commercial	19,714	52	20,577	56	23,639	58	22,309	56	12,354	48

Consumer:
Automobile loans and leases	5,614	15	3,390	9	4,464	11	4,294	11	3,895	15
Home equity	7,713	20	7,563	21	7,557	18	7,290	18	4,927	19
Residential mortgage	4,500	12	4,510	12	4,761	12	5,447	14	4,549	17
Other loans	566	1	751	2	671	1	715	1	428	1

Total consumer	18,393	48	16,214	44	17,453	42	17,746	44	13,799	52

Total loans and leases	$38,107	100%	$36,791	100%	$41,092	100%	$40,055	100%	$26,153	100%

(1)	There were no commercial loans outstanding that would be considered a concentration of lending to a particular industry or group of industries.

(2)	2010 included an increase of $522.7 million resulting from the adoption of a new accounting standard to consolidate a previously off-balance automobile loan securitization transaction.
The table below provides our total loan and lease portfolio segregated by the type of collateral securing the loan or lease:
Table XX — Total Loan and Lease Portfolio by Collateral Type

	At December 31,
(dollar amounts in millions)	2010		2009		2008		2007		2006
Real estate	$22,603	59%	$23,462	64%	$25,439	62%	$25,886	65%	$15,831	60%
Receivables/Inventory	3,763	10	3,582	10	3,915	10	3,391	8	2,369	9
Machinery/Equipment	1,766	5	1,772	5	1,916	5	1,715	4	1,206	5
Vehicles	7,134	19	4,600	13	6,063	15	5,722	14	5,003	19
Unsecured	1,117	3	1,106	3	1,666	4	1,423	4	982	4
Securities/Deposits	734	2	1,145	3	862	2	788	2	427	2
Other	990	2	1,124	2	1,231	2	1,130	3	335	1

Total loans and leases	$38,107	100%	$36,791	100%	$41,092	100%	$40,055	100%	$26,153	100%

4

Subject to updating prior to filing 2010 Form 10-K
Item 6, Bullet 5
Retail Properties
Our portfolio of CRE loans secured by retail properties totaled $1.8 billion, or approximately 5% of total loans and leases, at December 31, 2010. Loans within this portfolio segment declined $0.4 billion, or 17%, from $2.1 billion at December 31, 2009. Credit approval in this portfolio segment is generally dependent on pre-leasing requirements, and net operating income from the project must cover debt service by specified percentages when the loan is fully funded.
The continued weakness of the economic environment in our geographic regions continues to impact the projects that secure the loans in this portfolio segment. Lower occupancy rates, reduced rental rates, and the expectation these levels will remain stressed for the foreseeable future are expected to adversely affect our borrowers’ ability to repay these loans. We have increased the level of credit risk management activity on this portfolio segment, and we analyze our retail property loans in detail by combining property type, geographic location, and other data, to assess and manage our credit concentration risks. We review the majority of this portfolio segment on a monthly basis.
Single Family Home Builders
At December 31, 2010, we had $0.6 billion of CRE loans to single family home builders. Such loans represented 1% of total loans and leases. The $0.6 billion represented a $0.3 billion, or 35%, decrease compared with $0.9 billion at December 31, 2009. The decrease primarily reflected run-off activity as few new loans have been originated since 2008, property sale activity, and charge-offs. Based on portfolio management processes over the past 3 years, including charge-off activity, we believe we have substantially addressed the credit issues in this portfolio. We do not anticipate any future significant credit impact from this portfolio segment.

5